MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports Second Quarter Fiscal 2006 Results

Vancouver, BC, CANADA & San Diego, CA, USA – December 8, 2005– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, reports financial results for the three and six months ended October 31, 2005 and an update on its programs:

UPDATE ON DRUG DEVELOPMENT PROGRAMS

CPI-226 (formerly known as MX-226) (catheter-related infections – Phase III): In August 2005 Cadence Pharmaceuticals, Inc. (Cadence), our partner for the North American and European development and commercialization of CPI-226, initiated United States enrollment in a multi-national pivotal Phase III study of CPI-226 pursuant to a Special Protocol Assessment (SPA). Cadence plans to initiate the European segment of the study in early calendar 2006. The confirmatory Phase III trial is a randomized, Evaluation Committee-blinded study to evaluate the effectiveness of CPI-226 vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,250 hospitalized patients with central venous catheters. The study is planned to be completed in the first half of calendar 2007, followed by the submission for marketing approval in the US and Europe. MIGENIX has initiated partnering activities seeking a development and commercialization partner for Japan.

MX-3253 (treatment of chronic Hepatitis C virus infections - Phase IIb): The Phase IIa monotherapy study in treatment naïve and interferon-intolerant genotype 1 HCV patients was completed in September 2005 with a total of 43 patients. The study met its objectives with the results of the study demonstrating that celgosivir was well-tolerated with generally mild to moderate, reversible side effects, no serious adverse events, and some indication of antiviral activity. The Company concluded that the results, along with the strong preclinical synergy data generated to date, support the Company’s combination therapy development strategy.

Enrollment in the Phase IIb combination therapy study commenced in November 2005 and results of the study are expected in mid-calendar 2006. The Phase IIb study is a randomized, multi-center, active-controlled, 12 week evaluation of MX-3253 in three treatment arms of up to 20 chronic HCV patients each: celgosivir plus peginterferon alfa-2b plus ribavirin (3-way combination); celgosivir plus peginterferon alfa-2b (2-way combination); and placebo plus peginterferon alfa-2b plus ribavirin (control). Patients with genotype 1 chronic HCV and previously failed to respond to pegylated alpha interferon plus ribavirin therapy (non-responders) are eligible for the study. Patients who respond to therapy during the trial will have the option to continue on treatment for up to 48 weeks. The study will evaluate viral load and safety parameters at various time points up to 12 weeks. An agreement was completed in July 2005 with Schering-Plough Corporation (“Schering”) whereby Schering is contributing: (a) the supply of PEGETRONTM (peginterferon alfa-2b powder for solution plus ribavirin 200 mg capsules) and (b) certain technical and laboratory support and other services for the study.  In addition, the agreement grants Schering certain limited rights for review of clinical trial results and for the negotiation of a license agreement.

MX-594AN (treatment of acne - Phase IIb): A license agreement was executed with Cutanea Life Sciences, Inc. (“Cutanea”), to develop and commercialize MX-594AN for a number of dermatological indications. Pursuant to the license agreement, MIGENIX will receive a small upfront payment and up to approximately US$21 million in development and commercialization milestone payments, as well as royalties on net sales. Cutanea will have exclusive worldwide rights to develop and market MX-594AN and its analogues for dermatological indications. Future development activities will focus on the treatment of dermatological conditions with inflammatory and infectious components. Cutanea will take full responsibility for funding all development activities including formulation, clinical, regulatory, and commercialization costs.

MX-4509 (treatment of neurodegenerative diseases - Phase I):  A non-clinical study of MX-4509 in a potential orphan neurodegenerative indication was initiated during the quarter as part of the Company’s development of MX-4509, with further clinical studies to follow as deemed appropriate based on the non-clinical study results.  MX-4509 has completed one Phase I clinical study to date.

MX-2401 (gram-positive bacterial infections - Pre-clinical): The Company is currently advancing manufacturing process development for MX-2401 in preparation for the manufacture of sufficient quantities of MX-2401 for the non-clinical studies required to support advancement into clinical development.

MIGENIX Inc. – NEWS RELEASE – December 8, 2005                                                             Page 2 of 6

FINANCIAL RESULTS

The loss for the three months ended October 31, 2005 (“Q2/06”) was $3.3 million ($0.04 per common share) compared with a loss of $1.0 million ($0.02 per common share) for the same period last year (“Q2/05”) and a loss of $2.8 million ($0.04 per common share) for the three months ended July 31, 2005 (“Q1/06”).  The increase in the Q2/06 loss compared to the Q2/05 loss is principally attributable to CPI-226 licensing revenues during Q2/05 related to the CPI-226 licensing agreement with Cadence signed in Q2/05 and higher research and development expenses. The Q2/06 loss attributable to the MitoKor operations and programs acquired on August 31, 2004 is $0.4 million ($0.6 million in Q2/05; $0.8 million in Q1/06).

The loss for the six months ended October 31, 2005 (“YTD Fiscal 2006”) is $6.1 million ($0.08 per common share) as compared to $4.2 million ($0.07 per common share) for the same period last year (“YTD Fiscal 2005”). The increase in the YTD Fiscal 2006 loss compared to the YTD Fiscal 2005 loss is principally attributable to CPI-226 licensing revenue. The YTD Fiscal 2006 loss attributable to the MitoKor operations and programs is $1.2 million ($0.6 million in YTD Fiscal 2005).

Revenues

Licensing revenues for Q2/06 were $nil ($2.1 million for Q2/05; $nil for Q1/06) and were $nil for YTD Fiscal 2006 ($2.1 million for YTD Fiscal 2005). The Q2/05 and YTD Fiscal 2005 licensing revenues were pursuant to the August 2004 CPI-226 collaboration and license agreement with Cadence.

Research and development collaboration revenues for Q2/06 were $nil ($nil for Q2/05; $0.3 million for Q1/06) and were $0.3 million for YTD Fiscal 2006 ($nil for YTD Fiscal 2005).  Research and development collaboration revenues for Q1/06 were pursuant to the sale of CPI-226 drug substance to Cadence.

Research and Development Expenses

Research and development expenses increased in Q2/06 to $2.2 million ($1.7 million in Q2/05; $2.0 million in Q1/06) and were $4.3 million for YTD Fiscal 2006 ($4.1 million for YTD Fiscal 2005). Research and development expenses include: (1) clinical development program costs; (2) personnel costs; (3) patent-related costs; and (4) other costs.

Clinical program development costs represent $0.9 million ($0.4 million in Q2/05; $0.6 million in Q1/06) of Q2/06 research and development expenses and were $1.5 million of research and development expenses for YTD Fiscal 2006 ($0.5 million for YTD Fiscal 2005). The increase in the YTD Fiscal 2006 clinical program development costs compared with YTD Fiscal 2005 clinical program development costs is due to costs for the MX-3253 program. Clinical program development costs for the MX-3253 program were $0.8 million ($0.1 million in Q2/05; $0.4 million in Q1/06) and were $1.2 million for YTD Fiscal 2006 ($0.2 million for YTD Fiscal 2005; Phase IIa monotherapy trial was initiated in October 2004 and completed September 2005, and preparations for Phase IIb combination study advanced). Clinical program development costs for the MX-4509 program were $nil ($0.1 million in Q2/05; $0.1 million in Q1/06) and were $nil ($0.1 million in Q2/05; $nil in Q1/06) for the MX-594AN program (Phase IIb trial completed in October 2003; Company has been delaying certain development work until a partner was secured).

Personnel costs were $0.7 million ($0.9 million in Q2/05; $0.8 million in Q1/06) of Q2/06 research and development expenses and were $1.4 million of research and development expenses for YTD Fiscal 2006 ($1.6 million for YTD Fiscal 2005).

Patent-related costs (net of patent cost recoveries) were $0.3 million ($0.1 million in Q2/05; $0.2 million in Q1/06) of Q2/06 research and development expenses and were $0.5 million of research and development expenses for YTD Fiscal 2006 ($0.3 million for YTD Fiscal 2005).

Other costs reflect product development costs for programs that are not at the clinical stage of development and costs that are not allocated to specific programs. Other costs were $0.3 million ($0.3 million in Q2/05; $0.4 million in Q1/06) of Q2/06 research and development expenses and are net of a $0.1 million ($nil in Q2/05; $nil in Q1/06) reduction in MX-2401 costs resulting from the TPC government assistance. Other costs were $0.8 million for YTD Fiscal 2006 ($1.7 million for YTD Fiscal 2005) with the reduction in YTD Fiscal 2006 costs being primarily due to higher MX-2401 process development costs in YTD Fiscal 2005.

General and Corporate Expenses

General and corporate expenses decreased in Q2/06 to $0.8 million ($1.1 million in Q2/05; $0.8 million in Q1/06) and were $1.7 million for YTD Fiscal 2006 ($2.0 million for YTD Fiscal 2005).  Personnel costs were $0.5 million in Q2/06 ($0.6 million in Q2/05; $0.6 million in Q1/06) and were $1.0 million for YTD Fiscal 2006 ($1.2 million for YTD Fiscal 2005).

Capital and Intangible Asset Expenditures, Amortization and Write-downs

MIGENIX Inc. – NEWS RELEASE – December 8, 2005                                                             Page 3 of 6

Capital asset expenditures in Q2/06 were $nil ($0.1 million in Q2/05; $nil in Q1/06) bringing YTD Fiscal 2006 capital asset expenditures to $nil ($0.2 million for YTD Fiscal 2005). Amortization expense on capital assets was $0.1 million for YTD Fiscal 2006 ($0.2 million for YTD Fiscal 2005).

Intangible asset expenditures in Q2/06 were $nil ($0.1 million in Q2/05; $nil in Q1/06) bringing YTD Fiscal 2006 intangible asset expenditures to $nil ($0.1 million for YTD Fiscal 2005). Amortization expense for intangible assets was $0.4 million for YTD Fiscal 2006 ($0.2 million for YTD Fiscal 2005), the increase for YTD Fiscal 2006 over YTD Fiscal 2005 due to there being only two months of amortization of the MitoKor programs in YTD Fiscal 2005 (acquired on August 31, 2004). During Q2/06, the Company completed a review of its intangible assets and determined that a write-down of $0.1 million in the carrying value of the HBV and HCV assets acquired from Origenix in 2002 was appropriate. There were no write-downs of intangible assets during Q2/05 and YTD Fiscal 2005.

Other Income and Expenses

Interest income was $0.2 million for each of YTD Fiscal 2006 and YTD Fiscal 2005. The foreign exchange loss was nominal for YTD Fiscal 2006 ($0.1 million for YTD Fiscal 2005). Interest income was $0.1 million for each of Q1/06, Q1/05 and Q4/05. The foreign exchange losses and gains were nominal for each of Q1/06, Q1/05 and Q4/05.

Liquidity and Capital Resources

As of October 31, 2005, the Company had cash, cash equivalents and short term investments of $13.7 million (April 30, 2005: $12.0 million) and the Company’s net working capital was $11.2 million (April 30, 2005: $10.8 million). The $0.4 million increase in working capital from April 30, 2005 to October 31, 2005 is primarily attributable to the $5.7 million in net proceeds from public offering completed May 31, 2005 less the loss of $5.3 million (excluding non-cash amortization, write-down of intangible assets and stock-based compensation) for the six months ended October 31, 2005.

In March 2005 the Company obtained a $9.3 million funding commitment for the MX-2401 program from the TPC program. The $0.5 million included in government assistance receivable at April 30, 2005 relating to this funding commitment was received during Q1/06 and an additional $0.1 million was accrued during Q2/06. The TPC funding covers 26% of eligible costs and a royalty is payable to TPC if the MX-2401 program is successful (determination of success includes the obtaining of marketing approval).

Based on the Company’s financial resources, the Company took steps in May and June 2005 to reduce the cash used in its operations by various means including: postponing the initiation of the planned Phase I/II clinical study of MX-4509; modifying the design of the MX-3253 Phase IIb combination study; reducing personnel costs by an estimated 15% (includes approximately 20% reduction in personnel; the President & CEO taking a voluntary 20% reduction in his base salary effective August 1st, 2005; and the Chairman also taking a similar reduction in his compensation); and reducing certain other operating expenses. Additionally, the 10% base compensation deferral implemented in September 2003 for senior management and the Chairman remains in effect, and as of October 31, 2005 $0.5 million in deferred compensation is included in accounts payable and accrued liabilities. With these steps the Company will continue advancing its highest priority programs while operating within an annual burn rate of $11 million to $13 million.

MIGENIX believes that its funds on hand at October 31, 2005, together with program prioritization and cost reduction efforts and expected interest income, are sufficient to provide for operations into the fourth quarter of calendar 2006 before funds received, if any, from financing activities, the exercise of warrants and options, and existing or new license agreements. MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained.

Outstanding Shares

There are currently 74,258,656 (October 31, 2005: 75,445,428; April 30, 2005: 60,988,428) common shares outstanding and 14,600,000 (October 31, 2005 and April 30, 2005: 14,600,000) preferred shares outstanding. The 1,186,772 decrease in common shares outstanding subsequent to October 31, 2005 is the result of the cancellation of escrow shares pursuant to their terms.

Conference Call

Investors, analysts and the media are invited to participate in a conference call today (December 8, 2005) at 11:00 a.m. ET (8:00 a.m. PT) to discuss this announcement.  Please telephone 1-800-814-4862 (U.S. and Canada) or 416-644-3424 (Toronto area callers).  A replay of this call will be available from December 8, 2005 at 1:00 p.m. ET through December 22, 2005. The playback number is: 1-877-289-8525 or 416-640-1917, reservation number 21165871 .The call will also be web cast at www.migenix.com.

MIGENIX Inc. – NEWS RELEASE – December 8, 2005                                                             Page 4 of 6

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	October 31, 2005	April 30, 2005
Assets
Cash and cash equivalents	$ 3,188	$ 1,181
Short-term investments	10,488	10,846
Other current assets	558	1,426
Total current assets	$14,234	$13,453
Long-term investments	1	1
Other assets	-	186
Capital assets	1,023	1,142
Intangible assets	5,967	6,424
Total assets	$21,225	$21,206

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$2,992	$2,595
Current portion of capital lease obligation	38	63
Total current liabilities	$ 3,030	$ 2,658

Capital lease obligation	-	6
Preferred shares	-	-
Total liabilities	$ 3,030	$ 2,664

Shareholders’ equity	18,195	18,542
Total liabilities and shareholders’ equity	$21,225	$21,206

MIGENIX Inc. – NEWS RELEASE – December 8, 2005                                                             Page 5 of 6

STATEMENTS OF LOSS AND DEFICIT Unaudited – In Thousands Canadian dollars (except per share amounts)	Three months ended October 31,		Six months ended October 31,
	2005	2004(1)	2005	2004(1)

Revenue
Licensing	$ -	$ 2,089	$ -	$ 2,089
Research and development collaboration	-	-	269	-
	$ -	$ 2,089	$ 269	$ 2,089

Expenses
Research and development	2,224	1,743	4,253	4,063
General and corporate	848	1,063	1,675	1,974
Amortization	247	230	494	350
Write-down of intangible assets	88	-	88	-
	$ 3,407	$ 3,036	$6,510	$6,387

Operating loss	$ (3,407)	$ (947)	$ (6,241)	$ (4,298)
Interest income	96	101	176	213
Foreign exchange (loss) gain	(3)	(146)	(21)	(140)
Loss for the period	$ (3,314)	$ (992)	$ (6,086)	$ (4,225)

Deficit, beginning of period	(100,087)	(90,004)	(97,315)	(86,771)
Deficit, end of period	$(103,401)	$(90,996)	$(103,401)	$(90,996)

Basic and diluted loss per common share	$(0.04)	$(0.02)	$(0.08)	$(0.07)

Weighted avg. number of common shares outstanding (000’s)	74,258	59,641	71,849	56,638

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars

Loss for the period	$ (3,314)	$ (992)	$(6,086)	$(4,225)
Loss not affecting cash:
Amortization	247	230	494	350
Stock-based compensation	76	155	181	251
(Gain) loss on disposal/write-down of assets	88	(3)	88	(3)
Changes in non-cash working capital items relating to operating activities	620	318	1,356	830
Deferred revenue	-	(267)	-	-
Cash used in operating activities	$ (2,283)	$ (559)	$(3,967)	$(2,797)

Issuance of common shares, net of issue costs	-	543	5,743	543
Proceeds on exercise of stock options	-	-	-	1
Repayment of capital lease obligation	(15)	(14)	(31)	(28)
Cash (used in) provided by financing activities	$ (15)	$ 529	$ 5,712	$ 516

Funds from short-term investments	(269)	3,093	292	5,341
Other asset expenditures	-	(28)	-	(491)
Purchases of capital assets	(4)	(70)	(30)	(193)
Intangible asset expenditures	-	(93)	-	(93)
Acquisition of a business, net of cash acquired	-	635	-	635
Proceeds on disposal of capital assets	-	22	-	22
Cash (used in) provided by investing activities	$ (273)	$ 3,559	$ 262	$ 5,221

(Decrease) increase in cash and cash equivalents	$ (2,571)	$ 3,529	$ 2,007	$ 2,940
Cash and cash equivalents, beginning of period	5,759	3,793	1,181	4,382
Cash and cash equivalents, end of period	$ 3,188	$ 7,322	$ 3,188	$ 7,322

(1) Restated pursuant to change in accounting policy for patent costs

MIGENIX Inc. – NEWS RELEASE – December 8, 2005                                                             Page 6 of 6

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Gino de Jesus or Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

Certain statements in this news release contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always, use the words “intends”, “plans”, “believes”, “anticipates” or “expects” or similar words; that events “will”, “may”, “could” or “should” occur; and/or include statements concerning our strategies, goals, plans and expectations. Forward-looking statements in this news release include, but are not limited to statements concerning: Cadence’s plans to initiate the European segment of the CPI-226 multi-national Phase III study in early calendar 2006 and the study completing in the first half of calendar 2007, followed by the submission for marketing approval in the US and Europe; the Company having results of the MX-3253 Phase IIb combination study mid-calendar 2006; the Company receiving up to approximately US$21 million in development and commercialization milestone payments, as well as royalties on net sales under the license agreement with Cutanea; the Company continuing to advance its highest priority programs while operating within an annual burn rate of $11 million to $13 million; and the Company’s current and anticipated financial resources being sufficient to  fund operations into the fourth quarter of calendar 2006. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: dependence on corporate collaborations; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of our products; risks relating to requirements for approvals by government agencies such as the FDA and/or Health Canada before products can be tested in clinical trials and ultimately marketed; the possibility that such government agency approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to advance development and/or market the product successfully; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns, the possibility that opportunities will arise that require more cash then presently anticipated and other uncertainties related to predictions of future cash requirements; management of growth; dependence on key personnel; the possibility that we will not successfully develop any products; the possibility that advances by competitors will cause our proposed products not to be viable, the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe the patent or other intellectual property rights of third parties; the possibility that any products successfully developed by us will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Completes License Agreement for MX-594AN - Establishes Broad Dermatology Alliance with Cutanea Life Sciences, Inc.

Vancouver, BC, CANADA & Philadelphia, PA, USA - December 8, 2005 - MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, and Cutanea Life Sciences, Inc., ("Cutanea") a private, dermatological pharmaceutical company based in metropolitan Philadelphia, Pennsylvania, have entered into a License Agreement to develop and commercialize MX-594AN for a number of dermatological indications.  The compound is currently in clinical development for the treatment of mild to moderate acne vulgaris.

MIGENIX will receive a small up-front payment and up to approximately US$21 million in development and commercialization milestone payments, as well as royalties on net sales. Under the terms of the agreement, Cutanea will have exclusive worldwide rights to develop and market MX-594AN and its analogues. Future development activities will focus on the treatment of dermatological conditions with inflammatory and infectious etiologies. Cutanea will take full responsibility for funding all development activities including all formulation, clinical, regulatory, and commercialization costs.

Jim DeMesa, M.D., President and CEO of MIGENIX stated, "This agreement achieves our objective of securing an experienced partner for the development and the commercialization of MX-594AN for the treatment of acne and other dermatological indications.  Cutanea's proven team of recognized individuals, led by Robert Bitterman, the former President and General Manager of Dermik Laboratories (a division of Sanofi-Aventis and a global leader in the dermatology market), is well positioned to advance the development of MX-594AN to a first-in-class market leader."

Robert Bitterman, President and CEO of Cutanea, stated, "MX-594AN is a compound with unique characteristics, including multiple modes of action.  We are excited to include this molecule in our development portfolio and we are anxious to commence its development across a number of target conditions.  Our goal as a new company is to bring innovation to the prescription dermatology market."  Mr. Bitterman has 14 years of leadership experience in the global dermatology market and over 28 years of experience in a variety of positions in the pharmaceutical industry. Under Mr. Bitterman's leadership, Dermik was able to gain approval and launch 7 new drug and device products.  He and his team will now continue their proven successful approach to dermatological development at Cutanea.

About MX-594AN and Acne

MX-594AN is an antimicrobial cationic peptide in development as a topical prescription treatment for mild to moderate acne vulgaris. MX-594AN has completed five clinical trials in the US - three Phase I studies and two Phase II studies.  The Phase II trials demonstrated evidence of efficacy against all acne lesion types. It is estimated that 45 million people in the United States have acne, which is the most common skin disorder of adolescence and early adulthood (ages 15-24 years) with a prevalence of approximately 85%. The U.S. market for prescription acne medications was approximately US$1.6 billion in 2002 (US$900MM Topical Rx Products, US$500MM oral Rx Products and US$250MM OTC products) and is forecasted to increase to US$1.9 billion by 2006. The global market for prescription anti-acne products reached US$2.0 billion in 2001 and is forecast to reach revenues of US$3.3 billion in 2006.

About Cutanea Life Sciences, Inc.

Cutanea Life Sciences, Inc. is a newly formed private company focusing on the acquisition, development and commercialization of innovative dermatology related products.  Located in the Philadelphia area Cutanea's mission is to develop and commercialize novel, proprietary products to improve skin health, appearance and overall well-being.  Cutanea is comprised of an experienced team of scientific and commercial professionals with over 60 years of combined experience in the successful development and commercial launch of products in the healthcare space.

MIGENIX Inc. - NEWS RELEASE - December 8, 2005                                                            Page 2 of 2

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

"Jim DeMesa"

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com	Cutanea Life Sciences, Inc. Tel: (212) 554-4306

Certain statements in this news release contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always, use the words "intends", "plans", "believes", "anticipates" or "expects" or similar words; that events "will", "may", "could" or "should" occur; and/or include statements concerning our strategies, goals, plans and expectations. Forward-looking statements in this MD&A include, but are not limited to statements concerning: the Company receiving up to approximately US$21 million in development and commercialization milestone payments, as well as royalties on net sales. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: dependence on corporate collaborations; the possibility that Cutanea will not successfully develop any products; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of the products; risks relating to requirements for approvals by government agencies such as the FDA and/or Health Canada before products can be tested in clinical trials and ultimately marketed; the possibility that such government agency approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair the ability to advance development and/or market the product successfully; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns, the possibility that opportunities will arise that require more cash then presently anticipated and other uncertainties related to predictions of future cash requirements; management of growth; dependence on key personnel; the possibility that advances by competitors will cause the proposed products not to be viable, the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe the patent or other intellectual property rights of third parties; the possibility that any products successfully developed by Cutanea will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.